OAK BROOK CAPITAL III, INC.

                             1250 Turks Head Building
                         Providence, Rhode Island 02903

                              Information Statement
                            Pursuant To Section 14(f)
                     of the Securities Exchange Act of 1934
                            and Rule 14f-1 thereunder
                                     *******

                                  INTRODUCTION

This Information Statement is being mailed on or before October 27, 1999, to holders of record on such date, of shares of Common Stock ("Common Stock") of Oak Brook Capital III, Inc., a Colorado corporation (the "Company"). This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company, and is provided for information purposes only. No action on your part is sought or required.

On October 19, 1999, the Company signed an Acquisition Agreement, dated as of October 17, 1999, 1999 (the "Plan") with Mighty Star Holdings, Ltd., a British Virgin Islands corporation ("MSHL") whereby MSHL's sole shareholder agreed to receive 9,670,500 shares of newly issued common stock of the Company (the "Shares") in exchange for all of the issued and outstanding shares of MSHL. The transaction with MSHL will be a private placement transaction in reliance upon an exemption from registration under the Securities Act of 1933.

The transaction will result in a change in control of the Company because following its exchange of the Shares, MSHL's sole shareholder will own approximately 88.73% of the issued and outstanding Common Stock of the Company.

MSHL is acquiring control of the Company in anticipation of operating as a
Section 12 fully reporting company, pursuant to the rules and regulations promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") MSHL was organized to engage of in the business of growing agricultural items, principally cashew and pistachio nuts, and exporting and distributing the same in mainland China. MSHL's assets principally consist of include options to purchase various nut producing properties in California and accounts receivable.

The obligation of MSHL to consummate the Plan and accompanying transactions is subject to the satisfaction of certain conditions. One such condition to the obligations of MSHL is that Mark T. Thatcher and Gerard Werner resign their positions as officers and directors of the Company at the time of the closing under the plan and take all steps necessary to appoint the persons designated by MSHL under the Plan to become the officers and directors of the Company. Upon the closing under the Plan, MSHL will become a wholly owned subsidiary of the Company.


                                DESIGNEES OF MSHL
                       TO THE COMPANY'S BOARD OF DIRECTORS

The following table sets forth certain information with respect to the persons designated by MSHL to become the Company's Board of Directors. Under the Plan, Mark T. Thatcher and Gerard Werner have agreed to enter six month consulting agreements with the Company upon their resignation at the Closing.

Name and Address               Age      Number of Shares Beneficially Owned
                                        and Percentage of Class

Wai Hong Chong                 32       9,670,500 (88.73%)
Shun Tak Centre - Room 3203
168-200 Connaught Road
Central, Hong Kong

Wai Tong Chong                 28       0
Shun Tak Centre - Room 3203
168-200 Connaught Road
Central, Hong Kong

Kam Kui Leong                  36       0
Shun Tak Centre - Room 3203
168-200 Connaught Road
Central, Hong Kong

Charles George Spooner         49        0
508 Church Street
Toronto, Ontario
Canada, M4Y 2C8

Edmund C. K. Leong             34        0
500 Alden Road - Suite 208
Markham, Ontario
Canada, L3R 5H5


                                    OFFICERS

The names, addresses and titles of the persons who, upon the effective date of the Plan, shall be the officers of the Company, and who shall hold their offices at the pleasure of the board are as follows:


Name and Address                    Age      Title(s)

Wai Hong Chong                      32       Chairman of the Board and
Shun Tak Centre - Room 3203                  Chief Executive Officer
168-200 Connaught Road
Central, Hong Kong

Kam Kai Leong                       36       Secretary
Shun Tak Centre - Room 3203
168-200 Connaught Road
Central, Hong Kong

Edmund C. K. Leong                  34       Vice President - North
500 Alden Road - Suite 208                   American Operations
Markham, Ontario
Canada, L3R 5H5


                    BIOGRAPHICAL INFORMATION WITH RESPECT TO
                        PROPOSED DIRECTORS AND OFFICERS

Wai Hong Chong, is a businessman who has been an executive in various companies in Hong Kong and Macau which are engaged in commercial finance and import-export. Wai Hong Chong and Wai Tong Chong are brothers.

Wai Tong Chong, is a businessman who has been an executive in various companies in Hong Kong and Macau which are engaged in commercial finance and import-export. Wai Hong Chong and Wai Tong Chong are brothers.

Kam Kui Leong, is an assistant manager of the American International Assurance Co.'s Macau branch, a position he has held since February 1999. Prio thereto, from April 1997 to December 1998, he was an assistant manger of Bank of America's Macau branch. From 1994 to 1997 he was a Senior Officer and Division Head of the Syndication Loan Department of the Bank of China's Macau branch. He holds a Bachelors of Business Administration from the University of Regina, Canada. Kam Kai Leong and Edmond C. K. Leong are brothers.

Charles George Spooner, has been president of Sonrae Corporation since 1981. Sonrae Corporation and its subsidiaries are engaged in the real estate, hospitality and investment management businesses. Mr. Spooner holds a B.A. in Economics from Simon Fraser University, Canada.

Edmund C. K. Leong, has been president and C.E.O. of the Chinese Economic Times, Inc. which publishes from Ontario Canada, since 1995. Prior thereto he was an executive in various commercial enterprises in Hong Kong with responsibilities in marketing and import-export. Mr. Lang holds a Bachelors degree from Medicine Hat College in Canada. Kam Kai Leong and Edmond C. K. Leong are brothers.


                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

The following table sets forth as of October 10, 1999, information with respect to the beneficial ownership of the Company's outstanding Common Stock by (i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

Name and Address              Number of           Percent of
                              Shares Owned        Class Owned
                              Beneficially
Gerard Werner, Esq.(1)
C/O Mark T. Thatcher
1250 Turks Head Building
Providence, RI
02903                           552,600           45.00%


Mark T. Thatcher(1)
Nadeau & Simmons, P.C.
1250 Turks Head Building
Providence, Rhode Island
02903                           552,600           45.00%

All directors and
executive officers
as a group (2 persons)        1,105,200           90.00%


                                Change in Control

Upon closing under the Plan, MSHL shareholders will own 9,670,500 shares, representing approximately 88.7% of the Company's issued and outstanding Common Stock, and the current Oak Brook shareholders will own 733,200 shares, or 6.7% of the Company's issued and outstanding Common Stock. As a result, a change in control of the Company will have occurred.


                                   MANAGEMENT

The directors and executive officers currently serving the Company are as follows:

Name                  Age          Positions Held and Tenure

Gerard Werner         28           Vice President and a Director
                                   since inception

Mark T. Thatcher      34           President and Director
                                   since inception

There are no family relationships between any of the present directors or officers of the Company.

The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

The Company's board of directors has not held any formal meetings during the fiscal year ending June 30, 1999.


                              EXECUTIVE COMPENSATION

At inception of the Company, its Directors, Mark T. Thatcher and Gerard Werner each received 552,500 shares of Common Stock valued at $0.0038 per share in consideration of pre-incorporation services rendered to the Company related to investigating and developing the Company's proposed business plan and capital structure, and completion of the incorporation and organization of the Company. No officer or director has received any other remuneration.
Although there is no current plan in existence, it is possible that the Company will adopt a plan to pay or accrue compensation to its sole officers and directors for services related to seeking business opportunities and completing a merger or acquisition transaction. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

It is possible that, after the Company successfully consummates the Plan with MSHL, that MSHL may desire to employ or retain one or more members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to consummate the Plan outlined herein.

Notwithstanding the foregoing, Gerard Werner and Mark T. Thatcher have agreed to be retained by the Company as general business consultants for a period of six months following their resignation as officers and directors at the Closing of this transaction. The services to be provided thereunder include, but are not limited to, converting to Edgar format and filing certain reports required to be filed by the Company.


                  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There is no public market for OAK BROOK Common Stock. The OAK BROOK Common Sock may be traded in the over-the-counter market in the near future, however, there can be no assurance as to the price at which trading in OAK BROOK Common Stock will occur.

With respect to financial and other information relating to  OAK BROOK, Mark
T. Thatcher, P.C., whose address is c/o Nadeau & Simmons, P.C., 1250 Turks Head Building, Providence, Rhode Island 02903 360 will file annual and periodic reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. Copies of such reports may be inspected by anyone without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and copies may be obtained from the Commission at prescribed rates. In addition, OAK BROOK will provide without charge, upon the request of any stockholder, a copy of its Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998, has been filed with the Commission. Any such requests should be directed to the President of OAK BROOK, address c/o Mark T. Thatcher, Esq., Nadeau & Simmons, P.C., 1250 Turks Head Building, Providence, Rhode Island 02903. Following the closing of this transaction, the Company's such reports
may be obtained by writing to                                        .

No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

The Company maintains a mailing address at the office of its legal counsel, but otherwise does not maintain an office. As a result, it pays no rent and incurs no expenses for maintenance of an office and does not anticipate paying rent or incurring office expenses in the future.


                  THIS INFORMATION STATEMENT IS PROVIDED TO YOU
                FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR
                           PART IS SOUGHT OR REQUIRED.


October 26, 1999